dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

(212) 590-6200

September 5, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom
Assistant Director

Re:	Registration Statement on Form S-3 for dELiA*s, Inc. (File No. 333-182236)

Dear Ms. Ransom:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to September 7, 2012, at 2:00 p.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours,

dELiA*s, Inc.

By:	/s/ Walter Killough
Name: Walter Killough
Title: Chief Executive Officer

cc:	Scott Adreregg, United States Securities and Exchange Commission
Chris Chase, United States Securities and Exchange Commission
Catherine Brown, United States Securities and Exchange Commission
Marc G. Schuback, dELiA*s, Inc.
David J. Dick, dELiA*s, Inc.
William D. Freedman, Troutman Sanders, LLP
Joseph Walsh, Troutman Sanders, LLP